No-Act
P.E. 7-12-07

July 12, 2007
Our Ref. No. 20077121115
Cooley Godward Kronish LLP
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated July 12, 2007 requests that we concur with your view that, for purposes of rule 3a-8 under the Investment Company Act of 1940 (the "Act"), a company's research and development expenses constitute a substantial percentage of its total expenses, for the last four fiscal quarters combined, if the company's ratio of research and development expenses to total expenses, including cost of goods sold, for the company's last four fiscal quarters combined ("R&D Expense Ratio"), is at least twenty percent, and the company complies with all other requirements of rule 3a-8.

FACTS

You state that Cooley Godward Kronish LLP has clients that are research and development companies ("R&D companies").[1] You represent that each such R&D company complies with the requirements of rule 3a-8(a)(2) through (a)(7), such that:

(1) the company's net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period;

(2) the company's expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed 5% of its total expenses for the same period;

[1] The Commission has described R&D companies as companies that often raise large amounts of capital, invest the proceeds and use the principal and return on these investments to fund their operations during their lengthy product development phase. The Commission also has noted that R&D companies may purchase a non-controlling equity stake in another R&D company as part of a strategic alliance with the other company to conduct research and develop products jointly. Certain Research and Development Companies, Investment Company Act Rel. No. 26077 (June 16, 2003) ("Adopting Release"); Certain Research and Development Companies, Investment Company Act Rel. No. 25835 (Nov. 26, 2002) ("Proposing Release").



(3) the company's investments in securities are capital preservation investments, except as otherwise permitted by rule 3a-8;

(4) the company does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company;

(5) the company is primarily engaged, directly or indirectly, in a business other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by the activities of its officers, directors and employees, its public representations of policies, its historical development, and appropriate resolutions of its board of directors; and

(6) the company's board of directors has adopted a written investment policy with respect to the company's capital preservation investments.

You request guidance concerning whether such a company would be deemed to have a substantial percentage of research and development expenses for purposes of rule 3a-8(a)(1) if the company has an R&D Expense Ratio of at least twenty percent.

ANALYSIS

Section 3(a)(1) of the Act includes two definitions of "investment company" that may be relevant to R&D companies such as Cooley's clients. Section 3(a)(1)(A) defines an investment company as any issuer that is, holds itself out as, or proposes to be engaged primarily in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(C) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Certain R&D companies can avoid meeting the definition of investment company in sections 3(a)(1)(A) and 3(a)(1)(C) of the Act by relying on the nonexclusive safe harbor that is provided by rule 3a-8 under the Act. Specifically, the rule provides that an R&D company would not be an investment company under sections 3(a)(1)(A) and 3(a)(1)(C) of the Act if the R&D company complies with certain conditions that are designed to demonstrate that it is engaged in a non-investment company business. As relevant here, paragraph (a)(1) of rule 3a-8 provides that an R&D company that relies on the rule must have research and development expenses, for the last four fiscal quarters combined, that comprise a substantial percentage of its total expenses for the same period. Paragraph (b)(9) of the rule defines the term "research and development expenses" to mean "research and development expenses as defined in FASB Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs, as currently in effect or as it may be subsequently revised."

The term "substantial" is not defined in the rule. In the Proposing Release, the Commission proposed leaving the term undefined in order to allow research and development companies to take account of fluctuations in the composition of their expenses over time. The Commission adopted the provision as proposed, choosing not to adopt a more objective standard. In doing so, the Commission indicated that, while research and development expenses that constitute a majority of a company's total expenses certainly would be considered substantial, there are circumstances when research and development expenses that constitute less than a majority of the company's total expenses, notwithstanding nonrecurring items or unusual fluctuations in recurring items, also may be considered substantial.[2]

Subsequent to the adoption of rule 3a-8, the Commission issued an order to Applied Materials, Inc. ("Applied") under section 3(b)(2) of the Act declaring that it was primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.[3] The notice relating to the order states:

> While Applied believes it could satisfy the other factors in the rule, Applied's research and development expenses have fluctuated from year to year due to the cyclical nature of the industry. During the 2000 through 2004 fiscal years, Applied's research and development expenses have varied, ranging from approximately 16% to 22% of its total expenses, including cost of goods sold. Applied's ratio of research and development expenses to total expenses thus may be deemed a "substantial percentage" in certain years, but not in others. Applied presently cannot rely on rule 3a-8 because its research and development expenses for the last four fiscal quarters ended on January 30, 2005 represented approximately 16% of its total expenses, including cost of goods sold.[4]

You request our concurrence that an R&D company complies with rule 3a-8(a)(1) if it has an R&D Expense Ratio of at least twenty percent, and complies with all other requirements of rule 3a-8. In support of your request, you assert that this interpretation is consistent with the plain meaning of "substantial": "Belonging to substance; actually existing; real; not seeming or imaginary; not illusive; solid; true; veritable. Something worthwhile as distinguished from something without value or merely nominal."[5] In further support of this interpretation, you note that in certain instances under the federal

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2 Adopting Release, *supra* note 1, at footnote 19.

3 Applied Materials, Inc., Investment Company Act Rel. No. 27114 (Oct. 12, 2005) (order).

4 Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (notice).

5 Black's Law Dictionary 1428 (6th ed. 1990).

securities laws, a twenty percent (or lower) threshold is used to define substantial.[6] Finally, you argue that this interpretation is consistent with the Commission's Applied order.[7]

We agree that an R&D company complies with rule 3a-8(a)(1) if it has an R&D Expense Ratio of at least twenty percent and complies with all other requirements of rule 3a-8.[8] Our position is based on all of the facts and representations in your letter. Any different facts and representations may require a different conclusion.



Sara Crovitz
Senior Counsel

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[6] *See* rule 3-16 of Regulation S-X (definition of "substantial portion of collateral" includes 20% threshold); rule 902 of Regulation S (definition of "substantial U.S. market interest" includes 20% threshold); Securities Exchange Act Release No. 39098 (Sept. 19, 1997) (approval of New York Stock Exchange proposal that cash sales of stock to a "substantial" security holder be exempt from its shareholder approval policy; a five percent threshold used in the definition of "substantial"); Stampede Int'l Resources Ltd, Northwest Ventures (pub. avail. Jan. 4, 1982) (for purposes of reorganizations relying on section 3(a)(10) of the Securities Act of 1933, "substantial" amount of securities considered to be greater than one percent).

[7] *See supra* notes 3-4 and accompanying text.

[8] We note that, under this position, an R&D company with an R&D Expense Ratio of twenty percent will have R&D expenses that are at a minimum four times larger than the company's expenses for investment advisory and management activities, which are capped at five percent by rule 3a-8(a)(3).

K&L|GATES

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

July 12, 2007

By Hand and by PDF

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Request for Interpretive Guidance under Rule 3a-8 under the Investment Company Act of 1940 ("Rule 3a-8")

Dear Mr. Scheidt:

We are writing on behalf of Cooley Godward Kronish LLP ("**Cooley**"), a leading law firm in representing technology and life sciences companies, many of which rely on Rule 3a-8, to request the concurrence of the staff of the Division of Investment Management (the "**Staff**") with our view that a ratio of research and development expenses to total expenses, including cost of goods sold, during a company's last four fiscal quarters combined ("**R&D Expense Ratio**") of at least 20% constitutes a "substantial percentage" for purposes of Rule 3a-8. We are seeking the Staff's concurrence with our interpretation of "substantial percentage" under Rule 3a-8 as set forth above, or alternatively, assurance that the Staff will not recommend enforcement action against clients advised by Cooley that rely on Rule 3a-8 on the basis of the foregoing interpretation, provided that such companies satisfy all other requirements of Rule 3a-8. Specifically, we find it necessary to obtain the requested relief in light of the uncertainty faced by many Internet and technology companies regarding their investment company status and the subsequent need to rely on opinions of counsel to alleviate any investment company status concerns.

"Substantial" Research and Development Expenses

Rule 3a-8 provides that an issuer will not be deemed to be an investment company, as defined in Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the "**1940 Act**"), if, among other factors, its research and development expenses

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Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

are a "substantial percentage" of its total expenses for the last four fiscal quarters combined.[1] The Securities and Exchange Commission (the "**Commission**") has noted that the Rule "leaves the determination of 'substantial' undefined in order to allow R&D companies to take into account fluctuations in the composition of their expenses over time."[2]

We believe that a company with an R&D Expense Ratio of at least 20% should be deemed to have a "substantial percentage" of research and development expenses within the meaning of Rule 3a-8. As a practical matter, a company that devotes 20% or more of its total expenses, including the cost of goods sold, to research and development, and that otherwise meets the conditions of Rule 3a-8, generally faces precisely the types of issues that caused the Commission to adopt the safe harbor for research and development companies under Rule 3a-8. Such a company likely would need to raise or amass large amounts of capital in order to fund its research and development expenses, to invest such capital in a responsible fashion pending its use and to use the principal and return on these investments to fund its research and development activities. We also believe that, because the cost of goods sold is included among total expenses in determining a company's ratio of research and development expenses to total expenses, an R&D Expense Ratio of 20% is more substantial than if the cost of goods sold were excluded from total expenses.

A company seeking to rely on the foregoing interpretation would, we believe, be engaged in a non-investment business as its primary purpose,[3] as evidenced by its R&D Expense Ratio of at least 20% and the fact that it would comply with all other requirements of Rule 3a-8. Specifically, (1) its net income derived from investments in securities, for the last four fiscal quarters combined, would not exceed twice the amount of its research and development expenses for the same period; (2) its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, would not exceed 5% of its total expenses for the same period; (3) its investments in securities would be capital preservation investments, except as otherwise permitted by Rule 3a-8; (4) it would not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it would not be a special situation investment company; (5) it would be primarily engaged, directly or indirectly, in a business other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by the

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[1] "Research and development expenses" are defined in FASB Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs.

[2] Certain Research and Development Companies, Investment Company Act Release No. 25835 (Nov. 26, 2002) [67 FR 71915 (Dec. 3, 2002)] ("**Proposing Release**").

[3] *Id.*

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

activities of its officers, directors and employees, its public representations of policies, its historical development, and appropriate resolutions of its board of directors; and (6) its board of directors would have adopted a written investment policy with respect to the company's capital preservation investments.

Our position is consistent with the interpretation of the term "substantial" of 20% or less in other contexts under the federal securities laws. For example, Rule 3-16 of Regulation S-X uses a 20% threshold in its definition of "substantial portion of collateral"[4] and Rule 902 of Regulation S uses the 20% threshold in the definition of "substantial U.S. market interest."[5] In addition, there are a number of instances where even lower thresholds appear to be significant for purposes of the federal securities laws. For example, a "principal stockholder" of an issuer that beneficially owns more than 10% of any class of equity securities of the issuer is required, among other persons, to report information concerning its beneficial ownership and is also subject to liability for profits realized on certain short-term trading in the issuer's common stock pursuant to Sections 16(a) and 16(b) of the Securities Exchange Act of 1934 and the rules promulgated thereunder (collectively, the "**Exchange Act**"). Sections 13(d) and 13(g) of the Exchange Act impose significant reporting requirements on persons who beneficially own more than 5% of any class of "equity" securities, as defined therein. We note also that Regulation S-X defines a "significant subsidiary" by reference to 10% of the total assets or income of the parent company.[6]

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[4] Rule 3-16 of Regulation S-X defines "substantial portion of collateral" to be where "the aggregate principal amount, par value, or book value of the securities as carried by the registrant, or the market value of such securities, whichever is the greatest, equals 20 percent or more of the principal amount of the secured class of securities."

[5] "Substantial U.S. market interest" for a class of foreign equity securities is defined, in relevant part, to be where "20 percent or more of all trading in the class of securities took place in, on or through the facilities of securities exchanges and inter-dealer quotation systems in the United States and less than 55 percent of such trading took place in, on or through the facilities of securities markets of a single foreign country in the shorter of the issuer's prior fiscal year or the period since the issuer's incorporation." Regulation S, Rule 902(j)(1). *See also*, the adopting release, Investment Company Act Release No. 17458 (April 24, 1990) (stating that an issuer "may reasonably believe there is not a substantial U.S. market interest in [a] class of securities where less than 20 percent of the class is held" by securityholders).

[6] As defined in Rule 3-16 of Regulation S-X, the term "significant subsidiary" means "a subsidiary which meets any of the following conditions: (i) the registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year...; or (ii) The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or (iii) The registrant's and its other subsidiaries' equity in the income from continuing operations

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Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

In an interpretive request of the term "substantial" for purposes of Rule 3a-6 under the 1940 Act,[7] Seward & Kissel LLP represented that certain members of the securities bar generally have been comfortable opining that a threshold of 20% or more satisfies the "substantial" standard in Rule 3a-6. While declining to set forth a minimum percentage, the Staff granted the requested relief and stated that, to satisfy the "substantial" standard in Rule 3a-6, the banking activities of a foreign bank "clearly must be more than nominal," while also recognizing that "various percentages" could meet the "substantial" threshold. The Seward & Kissel interpretive request letter also cites various instances under the federal securities laws where the term "substantial" has been interpreted to mean a percentage of 10% or less.[8]

In proposing and adopting Rule 3a-8, the Commission acknowledged that, while 50% of total expenses would be a substantial percentage,[9] a lower percentage of research and development expenses might also suffice. As explained in the Adopting Release, "there are circumstances when research and development expenses that constitute less than a majority of the company's total expenses, notwithstanding nonrecurring items or unusual fluctuations in recurring items, also may be considered substantial."[10] In granting an exemptive order to

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before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year."

[7] Seward & Kissel, SEC No-Action Letter File No. 132-3 (October 12, 2005).

[8] *See* Incoming Letter (Oct. 12, 2005) at 6-7 (*citing, e.g.*, a line of no-action letters concerning reorganizations relying on the exemption in Section 3(a)(10) of the Securities Act of 1933, as amended; *Guides for Preparation and Filing of Registration Statements*; Proposing Release for Rule 203A-3 under the Investment Advisers Act of 1940, as amended; Concept Release on takeovers and contests for corporate control; and certain interpretations of the self-regulatory organizations. *See also*, the Federal Reserve Act.

The Staff also acknowledged the definition of the word "substantial" in Black's Law Dictionary as cited by applicants: "Belonging to substance; actually existing; real; not seeming or imaginary; not illusive; solid; true; veritable. Something worthwhile as distinguished from something without value or merely nominal." Black's Law Dictionary 1428 (6th ed. 1990).

[9] As explained in the Proposing Release and the Adopting Release (as hereinafter defined), "research and development expenses that constitute a majority of a company's total expenses certainly would be considered substantial."

[10] Certain Research and Development Companies, Investment Company Act Release No. 26077 (June 16, 2003) [68 FR 119 (June 20, 2003)] (hereinafter, "**Adopting Release**").

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Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

Applied Materials, Inc.[11] ("**Applied**"), the Commission seemed to indicate that, for purposes of the "substantial percentage" determination, the minimum R&D Expense Ratio fell within a range of 16% to 22%.[12]

Since the Applied exemptive order was issued, a number of practitioners and others appear to be taking the position that a company with an R&D Expense Ratio of 20% fulfills the "substantial percentage" requirement under Rule 3a-8. In order for Cooley to provide its clients with greater certainty that this is the case, including giving Cooley the ability to provide greater comfort in its legal opinions, we respectfully request the concurrence of the Staff that an R&D Expense Ratio of 20% would be a substantial percentage within the meaning of Rule 3a-8, a conclusion consistent with the order granted in Applied. Alternatively, we request that the Division of Investment Management provide assurance that it will not recommend the Commission take enforcement action against clients advised by Cooley that rely on Rule 3a-8 on the basis of the foregoing interpretation, provided that such companies satisfy all other requirements of Rule 3a-8.

Please call me at (202) 778-9464 if you have any questions regarding the relief requested herein. I look forward to hearing from you or from a member of the Staff.

Sincerely,



Robert H. Rosenblum

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11 Investment Company Act Release No. 27064 (Sep. 13, 2005) [70 FR 181 Sep. 20, 2005].

12 Applied's R&D expenses during the previous four fiscal years "varied, ranging from approximately 16% to 22% of its total expenses, including cost of goods sold." *See* Amendment No. 3 to, and Restatement of, Application for an Order Pursuant to Section 3(b)(2) of the Investment Company Act of 1940 Declaring that Applied Materials, Inc. Is Not an Investment Company under the Act (Sep. 6, 2005) at 16.

END